Issuer Free Writing Prospectus dated July 5, 2023

Filed Pursuant to Rule 433

Registration Nos. 333-255424 and 333-271262

Belpointe OZ Building Class-A Full-Featured Apartments

In light of the final revision to first quarter real gross domestic product coming in at 2.0% versus 1.3%, coupled with consumer confidence for June registering 109.7 versus 102.5 for May, I think one should consider that the path ahead for the Federal Reserve meeting on July 26th may include the Fed changing its target rate to 5.25%-5.50%; a probability that the CME FedWatch Tool is registering at 86.2% as of this writing.

As Fed Chairman Jerome Powell noted in his Semiannual Monetary Policy Report to Congress last week, the labor market remains tight and consumer spending has picked up, even as interest rates are returning to pre-2009 Great Recession levels. Beginning around late 2009, the U.S. has enjoyed mortgage rates at or below 5.0% and down as low at nearly 2.6% during 2020-2021. As it would be, a whole generation of newly formed households are not likely used to dealing with mortgage rates hovering near 7.0%, but anything below 10% during 1975-1990 was considered a gift, and anything under 8.0% from 1990-2000 also appeared as hugely attractive.

In my opinion, the housing market has been on a steady diet of monetary steroids for the past 14 years, and the COVID-19 pandemic essentially shut down the homebuilding market, creating a systemic shortage of affordable housing. Since COVID-19 broke out, the average median home price has soared from just above $320K in spring of 2020 to its recent peak of $480K in Q4 2022. That’s 50% appreciation in just two years nationwide!

Zeroing in on just Florida alone, where roughly 75%-80% of Belpointe PREP, LLC’s (“Belpointe OZ’s” or the “Company’s”) (NYSE American: “OZ”) projects are located, unlike the median sale price at the national level where home prices have corrected almost 9.5%, prices in many markets in Florida remain steady. U.S. migration trends continue to favor the sunshine state as one of the state’s homebuyers are searching to move to. For this and many other reasons, I believe that we are still in a golden age for developers of both single-family and multi-family housing projects, and that given these continuing bullish migration trends for both people and companies of all sizes, a long runway remains.

Belpointe OZ remains focused on the Sarasota, St. Petersburg, Florida corridor which has experienced a steady rate of population and economic growth. The Tampa-St. Petersburg-Clearwater, Florida area is home to more than 20 corporate headquarters, and Belpointe OZ believes that the recent groundbreaking on their new 269-unit, full-featured luxury multi-family development located at 902-1020 First Avenue North in St. Petersburg, Florida (“1000 First”) is sure to provide an unparalleled living experience to residents in this well-located area in the heart of downtown St. Petersburg.

On June 7th, Belpointe OZ announced the successful closing of a $130 million construction loan from Bank OZK, for the Company’s 1991 Main Street development project in Sarasota, Florida, which it anticipates will start leasing out to new tenants in spring 2024. Once considered a playground for retirees, according to U.S. News and World Report Sarasota now holds the #5 ranking as the best place to live in Florida as young professionals and new businesses are moving there.

Out of the many opportunity zones that we’ve reviewed (and there are more than 8,700 of them designated by the government), we believe that there are less than 100 that are worth investing in. In addition to the five properties in various phases of development in Sarasota, Belpointe OZ owns three properties just up the road in St. Petersburg, along the coastal part of the greater Tampa, Florida area. Click on the link below to review Belpointe OZ’s current properties in the various phases of conception of the project, remodel, ground-up construction and acquisition.

https://investors.belpointeoz.com/select-oz-development-sites/

Investors that have realized big stock gains in the first half of 2023 may want to consider taking full advantage of deferring payment of taxes on those capital gains by reinvesting them into a qualified opportunity fund (“QOF”), like Belpointe OZ (NYSE American: “OZ”), and making use of the 180-day look-back window that allows capital gains realized since the first week of January 2023 to be offset and not recognized until December 31, 2026. Please review your personal financial situation with your investment and tax advisors.

Almost all forms of capital gains qualify for tax deferment—stocks, bonds, mutual funds, ETS, real estate, the sale of a business, trademarks, patents, crypto currencies, precious metals, collectibles, livestock, cars, aircraft, marine craft, etc.

If you have questions about the 180-lookback period, you can give me, Cody Laidlaw, a call at (203) 883-1944 or email me at IR@belpointeoz.com and I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing.

In the meantime, the potential growth and income from capital gains reinvested into a QOF may be compounded free of taxation as long as the QOF investment is held for at least 10 years, through December 31, 2047. Another key point: there is no limit on how much in realized capital gains one can reinvest into a QOF.

A Viable Alternative to 1031 Tax Free Exchanges

We’ve seen interest from property owners about how Belpointe OZ might represent an attractive alternative to Internal Revenue Code Section 1031 like-kind exchanges. Investors that have sold real estate within the past 180 days and that may be under pressure to comply with Section 1031 regulations in order to complete a tax-free exchange, may want to avoid the inconvenience of having to identify a replacement property (and one or more alternative replacement properties, just in case a replacement property falls through) within 45 days of selling the original property, escrowing the sale proceeds with a 1031 qualified intermediary, and closing on a replacement property within 180 days of the sale of the original property. Instead, investors may want to consider investing capital gains from the sale of the original property into a QOF, like Belpointe OZ.

An Attractive Proposition For Broker Dealers

On May 17th, Belpointe OZ announced the commencement of an offering to raise up to $750 million in capital. This latest offering affords broker-dealers the opportunity to participate in the selling group, and Belpointe OZ has retained Emerson Equity LLC as dealer manager for the offering. Interested broker-dealers may contact Cody Laidlaw at IR@BelpointeOZ.com or call 203-883-1944 for further information.

In the midst of this ongoing offering, Advisors and investors alike should also be aware that Belpointe OZ recently announced its unaudited quarterly net asset value (“NAV”) as of March 31, 2023, of $351.7 million or $99.82 per Class A unit. Class A units of OZ, as of June 29th, are trading at around $87, nearly a 13% discount to NAV. It is my personal view that once the market realizes that the Federal Reserve is in fact done with hiking rates, this discount to NAV will narrow.

QOFs, like Belpointe OZ, offer investors looking to shelter capital gains a viable opportunity. As part of the program structure, most taxable gains invested in a QOF is not recognized (on the federal level and in many states) until December 31, 2026 (due with the filing of the 2026 return in 2027), or until their investment interest in the QOF is sold or exchanged, whichever occurs first. The potential to compound growth and income thereafter within QOFs expires December 31, 2047.

Further, in its effort to disrupt the U.S. real estate industry, Belpointe OZ is charging among the lowest fees in the market, including:

●	No investors servicing fees;
●	No disposition fees;
●	0.75% annual management fee; and
●	5% carried interest.

Have questions? You can contact Cody Laidlaw at (203) 883-1944. I can answer as many of your questions as possible and direct you to resources that will provide you with information about the nuts and bolts of QOFs and opportunity zone investing, so you can start planning today.

Cody H. Laidlaw

Editor-in-Chief

255 Glenville Road

Greenwich, CT 06831

T: (203) 883-1944

E: IR@belpointeoz.com

Disclosure: Cody H. Laidlaw is the Chief Business Development Officer and Head of Investor Relations. Cody is also an investment advisor representative with Seaside Advisory Services, Inc. (d/b/a Seaside Financial & Insurance Services), a SEC registered investment adviser offering advisory accounts and services, and holds a long position in Belpointe PREP, LLC’s Class A units.

Important Information and Qualifications

The information in this communication is for illustrative, educational and informational purposes only and is subject to change. Nothing in this communication is or should be construed as an offer to sell or the solicitation of an offer to buy any securities. Offers may only be made by means of a prospectus.

Belpointe PREP, LLC (“Belpointe OZ”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Prior to making an investment decision, you should read Belpointe OZ’s prospectus and the other documents that it has filed with the SEC in their entirety, and carefully consider its investment objectives and strategy, risk factors, fees and expenses and any tax consequences that may results from an investment in the offering. Copies of these documents can be obtained free of charge from www.sec.gov or www.investors.belpointeoz.com or from any broker-dealer participating in the offering.

The information in this communication should not be relied upon as investment or tax advice. You should consult with your own investment and tax advisers concerning the federal, state and local income tax consequences of purchasing, owning or disposing of securities in the offering, and of Belpointe OZ’s election to qualify as a partnership and qualified opportunity fund for federal income tax purposes. There is no guarantee that Belpointe OZ will continue to qualify as a partnership or qualified opportunity fund.

Past performance is not an indicator or a guarantee of future performance. An investment in the offering to which this communication relates involves a high degree of risk, including a complete loss of your investment, and may not be suitable for all investors. The price of Belpointe OZ’s securities will fluctuate in market value and may trade above or below net asset value. Brokerage commissions and expenses will reduce returns.

The offering to which this communication relates is being made on a best-efforts basis on behalf of Belpointe OZ through Emerson Equity, LLC, Member FINRA, SIPC, as managing broker-dealer.

©2023 Belpointe PREP, LLC. All rights reserved.